Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at March 11, 2013

The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. (“Quest” or the “Corporation”) covers the quarter ended January 31, 2013, unless otherwise noted. It should be read in conjunction with the audited financial statements and related notes as at and for the year ended October 31, 2012 and the condensed interim financial statements for the quarter ended January 31, 2013.

The condensed interim financial statements for the quarter ended January 31, 2013 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. These condensed interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements for the year ended October 31, 2012 which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in Canadian dollars unless otherwise noted.

Forward-Looking Statements

Certain of the information contained in this document may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those concerning the Corporation’s Strange Lake B-Zone Rare Earth Element (“REE”) property. In this document, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described under the heading “Risk Factors” in the Corporation’s Annual Information Form for the fiscal year ended October 31, 2012, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise, except if required by applicable law.

OVERVIEW

Quest is a Canadian-based exploration company focused on the identification and discovery of new REE deposit opportunities, led by an experienced management and technical team. The Corporation is currently advancing projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec. The Corporation’s past exploration program led to the discovery of a new REE deposit, the B-Zone, on the Corporation’s Strange Lake property. In September 2010, the Corporation completed a mineral resource estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. Drilling on 60 m by 80 m centres over the defined limits of the deposit in the summer of 2010 allowed Quest to develop a revised Indicated and Inferred Resource Estimate in April 2011. The report was used as the basis to develop a program of definition drilling and to commence a pre-feasibility study program at Strange Lake in 2011. In addition, the Corporation undertook advanced exploration work to further develop a new area of REE mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake Project. The Corporation continues to pursue high value rare earth project opportunities throughout North America.

Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for mineral deposits. The Corporation also believes in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production.

The Corporation’s shares are listed for trading on NYSE MKT (formerly NYSE AMEX) and the Toronto Stock Exchange (TSX) under the trading symbol QRM. Additional information regarding Quest can be found on SEDAR (www.sedar.com), on EDGAR (www.sec.gov) and on Quest’s web site (www.questrareminerals.com).

QUÉBEC, AND NEWFOUNDLAND AND LABRADOR EXPLORATION ASSETS

Strange Lake Rare Earth Project

The Strange Lake property comprises a total of 628 claims, of which 562 are in Québec and 66 are in Newfoundland and Labrador. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, covers an area of 26,136 hectares. Exploration work on the Strange Lake Project has been focused around the Strange Lake B-Zone REE deposit discovered by Quest in 2009 and around additional anomalous REE showings identified by Quest crews on the property.

On December 17, 2012, Quest filed on SEDAR a National Instrument 43-101 compliant technical report that disclosed a revised resource estimate for the B-Zone REE deposit. The report, prepared by Micon International Limited of Toronto, Ontario, was based on all 2009 to 2011 diamond drill results obtained over the deposit. As previously announced (see Press Release : October 31, 2012), the technical report contains a greatly enlarged Indicated and Inferred category resource estimate for the B-Zone rare earth deposit within the Strange Lake Project, compared to that previously reported.

The base case resource was estimated using a total rare earth oxide (TREO+Y) cut-off grade of 0.5% TREO (Table 1) and represents sufficient Indicated Resource to satisfy a minimum 25 year open pit production model established for Quest’s B-Zone Preliminary Economic Assessment (PEA) study (see Press Release : September 9, 2010). At this cut off, the B-Zone hosts an Indicated Resource of 278.1 million tonnes grading 0.93% TREO+Y, 1.92% zirconium oxide (ZrO2), 0.18% niobium pentoxide (Nb2O5) and 0.05% hafnium oxide (HfO2) and a heavy rare earth oxide (HREO)/TREO ratio of 38% and a further Inferred Resource of 214.4 million tonnes grading 0.85% TREO+Y, 1.71% ZrO2, 0.14% Nb2O5 and 0.05% HfO2. Contained within the Indicated Resource is a near-surface higher grade “Enriched Zone” (previously named the “Pegmatite Spine”, see Figure 1) containing 20.0 million tonnes at 1.44% TREO+Y, 2.59% ZrO2, 0.34% Nb2O 5 and 0.06% HfO2 and a HREO/TREO ratio of 50%. A lower grade Granite Domain within the Indicated Resources contains 258.1 million tonnes at 0.89% TREO+Y, 1.87% ZrO2, 0.16% Nb2O 5 and 0.05% HfO2 .

Current Exploration Work

Quest exploration personnel undertook compilation of the data collected during the 2012 campaign and are currently preparing technical reporting of the work for filing with Quebec Government authorities. Given that all definition drilling of the Strange Lake B-Zone deposit has been completed (Figure 2), no additional drilling will be required in 2013.

Table 1 – B-Zone Mineral Resource Estimate

Domain	Tonnes (x1000t)	LREO	HREO + Y	TREO + Y	H:T Ratio %	ZrO2%	HfO2%	Nb2 O5%
INDICATED
Enriched Zone	20,020	0.72	0.72	1.44	50%	2.59	0.06	0.34
Granite Domain	258,108	0.55	0.33	0.89	38%	1.87	0.05	0.16
Total	278,128	0.57	0.36	0.93	39%	1.92	0.05	0.18
INFERRED
Granite Domain	214,351	0.55	0.30	0.85	35%	1.71	0.04	0.14

Future Exploration Work

Planning is underway to complete summer surface mapping and geochemical sampling in support of technical research being undertaken at McGill University, Montreal, Québec. A strict environmental audit of the Strange Lake property will be completed during the summer period required by our site occupation permit closure plan. All sites deemed to require cleanup will be remediated by Quest and contractor crews.

Figure 1 – Oblique 3-D Rendition of the 25-Year Optimized Pit Shell Illustrating the “Enriched Zone”

Mineralized System, B-Zone REE Deposit, Strange Lake Project, Québec

Figure 2 – Diamond Drill Hole Location Map, Strange Lake Property area, Québec, Newfoundland and Labrador

Pre-Feasibility Study (“PFS”) Work

On February 11, 2013, Quest announced a delay to the delivery of the PFS for the B-Zone deposit in order to examine potential refinements to the Strange Lake Project, with a view to reducing project risk, lowering capital costs and operating costs, and allowing for an earlier mine commissioning date when compared to the current project configuration. As a result of this review, Quest expects to deliver the PFS for the Strange Lake Project within six months. Quest notes that the mine plan, the great majority of the engineering work done to date for the PFS, the extensive metallurgical test work program and the resulting process plant design, supporting site infrastructure design, road and port will all apply to the potential refinements currently under examination by Quest. In light of a significant increase in the size of the Strange Lake Project resource as well as changes to the nature and scope of the Strange Lake Project, Quest also expects that the capital cost and operating cost for the Strange Lake Project will be significantly greater than those set out in the September 2010 Preliminary Economic Assessment (see Press Release : September 9, 2010 and Press Release : February 15, 2012).

Metallurgical Process Development

Hazen Research completed their work on establishing the process design criteria for the thermal sulphation and acid recovery processes. The next phase of work in this area is the variability testing of samples from different parts of the orebody and this will commence in the next few weeks.

At Process Research Ortech the zirconium circuit of the mini pilot plant was commissioned. Although there have been typical teething problems the start-up of the circuit has generally been successful. Equipment for the niobium circuit has been ordered and it is expected that this circuit will be operating within the next few weeks.

Design work for the larger scale demonstration plant commenced. The feed material that will be used for this plant was transported from the storage facility at Goose Bay and work began on preparation of the composite samples.

Bench scale testwork on the separation of individual REE products commenced.

Engineering

Engineering activities focused on development of the capital and operating cost estimates for the project. Micon completed the mine design and production schedules. Hatch Associates completed the design of the solvent extraction sections and these designs were integrated into the overall site layout and the capital estimate by AECOM.

A detailed logistics model for the operation was completed and the results were incorporated into the overall operating cost model.

Preliminary samples of ore and residues were submitted for geochemical testing. Additional samples representing the projected stockpiled ore and residues are being prepared.

As indicated above, various opportunities have been identified with the potential to significantly reduce capital and operating costs and also advancing the ultimate project schedule.

Alterra - Strange Lake Option Property Agreement, Newfoundland and Labrador

The property comprises 30 claims covering 750 hectares contiguous to the east of Quest’s Strange Lake Project. Quest initiated negotiations in 2010 to acquire a participation in this rare earth property adjacent to Strange Lake. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence.

On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in western Labrador.

Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 claims by issuing an aggregate of 80,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

As at October 31, 2012, the Corporation had issued a total of 40,000 common shares under this agreement, at a price of $1.887 per share (October 31, 2011 – 15,000 common shares at a price of $1.887 per share; November 1, 2010 – nil) and incurred $751,572 in exploration expenditures (October 31, 2011 – $151,562; November 1, 2010 – $11,695).

On November 7, 2012, the Corporation entered into an agreement with Search and Alterra under which the Corporation agreed to exchange the Operator fees receivable from Search of $67,141 against its obligation to issue 40,000 common shares of the Corporation to Alterra in order to earn its 50% undivided working interest. As a result, the Corporation has acquired a 50% undivided working interest in the claims. The right of the Corporation under the original agreement to earn an additional 15% interest remains unchanged.

Current Work and Future Exploration Activities

Quest is evaluating whether to exercise the option of earning a further 15% interest in the property or to convert the option agreement into a 50-50 joint venture with Search to undertake all future exploration on the property.

Misery Lake Rare Earth Project, Québec and Newfoundland and Labrador

The Corporation’s 100%-owned Misery Lake property is located approximately 120 km south of Strange Lake and consists of 1,030 mining claims in Québec and covers an area of 50,053 hectares. The 45 claims in Newfoundland and Labrador covering 1,125 hectares were allowed to lapse during the quarter ended January 31, 2013. The Corporation wrote off mining acquisition costs of ($2,250) and deferred exploration expenditures of $190.

The rare earth potential of the Misery Lake area was first recognized by Quest in August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O3, 1.2% P2O5, 1.5% TiO2 and 2.25% TREO. The Misery Lake property geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.

Current Work

Project personnel are currently compiling data collected during the summer 2012 work program on the property in preparation for assessment reports of activity to be filed with Government authorities. Project planning is ongoing and will include downhole and surface magnetic survey work of the Misery Lake Alkali Intrusive Complex and for the potential of additional diamond drilling.

Future Exploration Activities

Abitibi Geophysics has been contracted to complete the surface and downhole geophysical work on the property before ice breakup. The work should be completed by April.

Nanuk Uranium Project, Québec

The Nanuk Property consists of a single claim block comprising 127 claims and totaling 6,146 hectares. The property is located within the George River Area approximately 175 km northeast from Schefferville and 60 km south from the Strange Lake Project (Figure 1). The property comprises four significant areas of bedrock mineralization, covering an area of four km2. This uranium mineralization is associated with a sequence of tightly folded, medium to coarse grained, leuco-granite horizons with biotite. Previous prospecting, bedrock channel sampling and drilling revealed good vertical and lateral continuity of the mineralization. One hole (NA09-01), drilled in 2009, intersected a sequence of folded horizons of hematized leuco-granites and mafic gneisses grading 0.041% U3O8 over 7.35m.

Current Work and Future Exploration Activities

During the year ended October 31, 2012, no exploration work was conducted on the property and a total of 135 claims were allowed to lapse. Further, as at January 24, 2013, an additional 70 claims had been allowed to lapse and the decision was made to allow all remaining claims to lapse as they fall due. As a result, the Corporation wrote off mining acquisition costs of $28,182 and deferred exploration expenditure of $113,566.

Voisey’s Bay, Newfoundland and Labrador

The Corporation’s 100%-owned Voisey’s Bay property consists of 18 mining claims covering approximately 450 hectares and straddles coastal lands that could potentially be used as a port site for the Strange Lake operations.

Qualified Person

Mr. Pierre Guay, P. Geo., is the qualified person on the exploration projects presented in this MD&A under National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for the technical contents of this report and has approved the disclosure of the technical information contained herein.

Results of Operations

Summary of Quarterly Results

The following table presents unaudited selected financial information for the eight most recently completed financial quarters:

	2013	Year ended October 31, 2012				Year ended October 31, 2011
	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $
Revenues (Operator fees)	—	43	59,948	—	—	—	15,150	—
Net loss and total comprehensive loss	(927,071)	(1,153,597)	(1,118,348)	(1,971,430)	(557,870)	(1,905,767)	(858,092)	(1,067,883)
Basic and fully diluted net income (loss) per share	(0.01)	(0.02)	(0.02)	(0.03)	(0.01)	(0.03)	(0.01)	(0.02)

The Corporation has no intention of paying dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.

Quarter ended January 31, 2013 compared with the quarter ended January 31, 2012

For the quarter ended January 31, 2013, the Corporation did not earn any operator fees on the Alterra-Strange Lake Project (2012 – nil).

The Corporation’s cash is deposited with major Canadian chartered banks and financial institutions and is held in highly-liquid investments. As at January 31, 2013, the Corporation had a total of $15,449,669 in cash and cash equivalents compared to $42,323,611 in cash and cash equivalents and investments held-to-maturity as at January 31, 2012.

Expenses for the quarter ended January 31, 2013, as detailed in the Interim Statements of Comprehensive Loss, totaled $1,000,445 as compared to $914,354 for the quarter ended January 31, 2012.

For the quarter ended January 31, 2013, the Corporation reported a net loss of $927,071 as compared to a net loss of $557,870 for the quarter ended January 31, 2012, after a future income tax recovery of nil (2012 – $161,741). The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, investor relations and administration expenses totaled $936,511 (2012 – $910,109). The increase of $26,402 related to the following variations:

•	Professional fees decreased by $67,097 to $108,238 and related mainly to lower professional fees incurred during the quarter as compared the same quarter in 2012.

•

Investor relations expenses totaled $446,884 compared to $417,756 for the quarter ended January 31, 2012. The net increase of $29,128 related mainly to increased shareholders’ communication and corporate development expenses.

•

Administration expenses increased by $64,371 to $381,389 for the quarter ended January 31, 2013. The main components of this variation, as detailed in Note 5 to the Condensed Interim Financial Statements, consisted of: an increase in salaries and other employee benefits due mainly to the hiring of additional personnel; an increase in rent and office expenses as a result of the relocations to larger premises and related expenses due to the significant increase in Corporation’s activities, offset by a decrease in stock-based compensation costs.

The costs of exploration and evaluation assets are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the quarter ended January 31, 2013, the Corporation performed impairment reviews of its exploration and evaluation assets and recorded $63,934 (2012 – $4,245) in impairment charges on its exploration and evaluation assets.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on exploration and evaluation assets, as detailed in Note 4 to the condensed interim financial statements totaled $6,567,990 for the quarter ended January 31, 2013 (2012 – $4,078,186) and consisted of $6,453,783 (2012 – $3,774,167) in exploration expenses; $67,141 (2012 – $81,364) in acquisition costs; and $47,066 (2012 – $222,655) in stock-based compensation expense. In addition, the Corporation recorded tax credits receivable of $1,195,000 (2012 – $1,431,960) relating to these expenditures.

For the quarter ended January 31, 2013, finance income totaled $76,624 compared to $180,793 for the quarter ended January 31, 2012. The net decrease of $104,169 was as a result of the decrease in funds on deposit during the quarter ended January 31, 2013 as compared the quarter ended January 31, 2012.

The Corporation has recognized its investments held for trading on the balance sheet at their fair value and changes in fair value are recognized as income or loss in the period in which the change arises. As at January 31, 2013, the fair value of the investments held for trading was $6,500 compared to $9,750 as at October 31, 2012. The corresponding unrealized loss on investments held for trading was $3,250 compared to an unrealized gain of $13,950 for the quarter ended January 31, 2012.

Quarter ended January 31, 2012 compared with the quarter ended January 31, 2011

For the quarter ended January 31, 2012, the Corporation did not earn any operator fees on the Alterra-Strange Lake Project (2011 – nil).

The Corporation’s cash is deposited with major Canadian chartered banks and financial institutions and is held in highly-liquid investments. As at January 31, 2012, the Corporation had a total of $42,323,611 in cash and cash equivalents and investments held-to-maturity (2011 – $48,320,541).

Expenses for the quarter ended January 31, 2012, as detailed in the Interim Statements of Comprehensive Loss, totaled $914,354 as compared to $7,702,920 for the quarter ended January 31, 2011.

For the quarter ended January 31, 2012, the Corporation reported a net loss of $557,870 as compared to a net loss of $7,550,716 for the quarter ended January 31, 2011, after a future income tax recovery of $161,741(2011 – nil). The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, investor relations and administration expenses totaled $910,109 (2011 – $7,408,720). The decrease of $6,496,611 related to the following variations:

•	Professional fees decreased by $37,943 to $175,335 and related mainly to higher legal fees offset by lower accounting and consulting fees during the quarter.

•

Investor relations expenses totaled $417,756 compared to $291,020 for the quarter ended January 31, 2011. The net increase of $126,736 related mainly to increased investor relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses and the listing and commencement of trading on NYSE Amex on May 23, 2011.

•

Administration expenses decreased by $6,585,404 to $317,018 for the quarter ended January 31, 2012. The main components of this variation consisted of an increase in administrative salaries and employee benefits due mainly to the hiring of additional personnel; an increase in exploration office expenses due to higher costs and increased activities; an increase in Directors’ and Officers’ liability insurance expenses as a result of increased coverage; an increase in directors’ fees offset by a decrease in stock-based compensation costs as a direct result of the number and vesting period of stock options granted in the quarter ended January 31, 2012 as compared to the quarter ended January 31, 2011.

The costs of exploration and evaluation assets are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the quarter ended January 31, 2012, the Corporation performed impairment reviews of its exploration and evaluation assets and recorded $4,245 (2011 – $296,200) in impairment charges on its exploration and evaluation assets.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on exploration and evaluation assets, as detailed in Note 6 to the January 31, 2012 condensed interim financial statements totaled $4,078,186 for the quarter ended January 31, 2012 (2011 – $1,798,376) and consisted of $3,774,167 (2011 – $1,221,767) in exploration expenses; $81,364 (2011 – $16,326) in acquisition costs; and $222,655 (2011 – $560,283) in stock-based compensation expense. In addition, the Corporation recorded tax credits receivable of $1,431,960 (2011 – nil) relating to these expenditures.

For the quarter ended January 31, 2012, finance income totaled $180,793 compared to $153,304 for the quarter ended January 31, 2011. The net increase of $27,489 was as a result of the increase in funds on deposit during the quarter ended January 31, 2012 as compared the quarter ended January 31, 2011.

The Corporation has recognized its investments held for trading on the balance sheet at their fair value and changes in fair value are recognized as income or loss in the period in which the change arises. As at January 31, 2012, the fair value of the investments held for trading was $27,150 compared to $13,200 as at October 31, 2011. The corresponding unrealized gain on investments held for trading was $13,950 compared to an unrealized loss of $1,100 for the quarter ended January 31, 2011.

Liquidity and Capital Resources

Given that the Corporation’s operations are focused on the exploration and development of mining properties, the most relevant financial information, in its view, relates to current liquidity, solvency, and planned property expenditures. The Corporation’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new ore deposits. A number of factors determine the economic viability of a property including: the size of the deposit; the quantity and quality of the reserves; the proximity of the deposit to current or planned infrastructure; the forecasted development and operating costs and the costs to finance the planned expenditures and the projected cash flows. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Corporation is largely dependent on factors beyond the Corporation’s control, including the market value of the metals and minerals to be produced.

Quarter ended January 31, 2013 compared with the quarter ended January 31, 2012

The Corporation’s main sources of funding are equity markets, and the exercise of outstanding warrants and options.

As at January 31, 2013, the Corporation had cash and cash equivalents of $15,449,669 (2012 – $16,932,068), of which nil (2012 – nil) was restricted in use for exploration expenditures pursuant to flow-through agreements and nil (2012 – $25,391,543) invested in Canadian provincial government bonds and AAA-rated Canadian corporate bond securities and $6,500 (2012 – $27,150) invested in Canadian equity securities pursuant to mining property agreements. The investment in cash and bonds which comprise most of Quest’s invested capital, presents no significant risk.

The Corporation has no long-term borrowings.

During the quarter ended January 31, 2013 the Corporation raised cash of $44,250 from the exercise of stock options (2012 – nil).

Based on its planned expenditures for the remainder of fiscal 2013, the Corporation has sufficient funds for the conduct of business as presently contemplated.

Quarter ended January 31, 2012 compared with the quarter ended January 31, 2011

The Corporation’s main sources of funding are equity markets, and the exercise of outstanding warrants and options.

As at January 31, 2012, the Corporation had cash of $16,932,068 (2011 – $23,310,074), of which nil (2011 – $9,912,400) was restricted in use for exploration expenditures pursuant to flow-through agreements and $25,391,543 (2011 – $25,010,467) invested in Canadian provincial government bonds and AAA-rated Canadian corporate bond securities and $27,150 (2011 – $30,500) invested in Canadian equity securities pursuant to mining property agreements. The investment in cash and bonds which comprise most of Quest’s invested capital, presents no significant risk.

The Corporation has no long-term borrowings.

During the quarter ended January 31, 2012 the Corporation did not raise any cash from the exercise of stock options or warrants. For the quarter January 31, 2011, the Corporation raised cash proceeds of $130,332 from the exercise of stock options and $1,438,331 from the exercise of warrants.

Outstanding Share Data

As at March 11, 2013, there were 62,159,684 common shares, stock options in respect of 5,143,334 common shares and 150,000 deferred share units outstanding.

Commitments

The Corporation has leases for its premises and other operating leases as detailed in Note 9 of the financial statements for the year ended October 31, 2012. During the quarter ended January 31, 2013, the Corporation did not enter into any material new leases or commitments.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

Related Party Transactions

All of the following related party transactions were in the normal course of operations and were measured at the exchange amounts.

The Corporation retains the services of certain directors of the Corporation to carry out professional services. For the quarter ended January 31, 2013, the total amount charged for professional services by directors of the Corporation and recorded in exploration and evaluation assets was $18,750 (2012 – nil).

During the quarter ended January 31, 2013, the Corporation incurred fees in the amount of $176,455 (2012 – $95,481) to a law firm in which an officer and director of the Corporation is a partner, of which $56,392 was recorded in professional fees and $120,063 was recorded in exploration and evaluation assets (2012 – $95,481 and nil respectively). As at January 31, 2013 an amount of $76,512 (October 31, 2012 – $106,056) owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

During the quarter ended January 31, 2013, the Corporation entered into non-interest bearing, on-demand loans with a Director and also with an Officer of the Corporation. The loans were made specifically to allow the borrowers to exercise stock options for common shares in the Corporation and to pay related taxes at a time when the Corporation’s regulations governing the sale of the Corporation’s securities on the open market prohibited the borrowers from selling the shares acquired. As at January 31, 2013, the amounts included in commodity taxes and other receivables in respect of these loans, were $77,151 and $21,639 respectively (October 31, 2012 – nil and nil respectively).

Excluding the amounts reported above, during the quarters ended January 31, 2013 and 2012, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	2013 $	2012 $
Salaries, employee benefits	172,439	138,266
Directors’ fees	53,750	48,750
Stock compensation	(5,071)	—

Total compensation paid to key management personnel	220,488	187,016

Financial Instruments

The Corporation’s financial instruments consist of cash and cash equivalents, tax credits and other receivables, investments, and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents, tax credits and other receivables, investments and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value. The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

The Corporation is not exposed to any significant credit risk as at January 31, 2013. The Corporation’s cash and cash equivalents are deposited with major Canadian chartered banks and financial institutions and are held in highly-liquid investments. The Corporation’s receivables principally consist of commodity taxes receivables and tax credit receivables, and are therefore not subject to significant credit risk.

As at January 31, 2013, the interest rates for Canadian and U.S. funds ranged from 1.20%-1.50% (January 31, 2012 – 1.20%) and 0.10% (January 31, 2012 – 0.10%), respectively.

In order to ensure that the Corporation maximizes the rate of return on cash funds in excess of its current operating requirements, the Corporation has established an investment committee to oversee the management of these funds.

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has primarily relied on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation does not use term debt financing and has not paid any dividends. As well, the Corporation does not have any externally imposed capital requirements, either regulatory or contractual.

Critical Accounting Estimates

The Corporation’s condensed interim financial statements include estimates and assumptions made by management. Actual results may vary from these estimates. Critical accounting estimates are discussed under Note 2 of the financial statements for the year ended October 31, 2012.

Changes in Accounting Policies

The Corporation’s critical accounting policies are disclosed under the Note 3 of the financial statements for the year ended October 31, 2012.

On November 1, 2012, the Corporation adopted the amendments to IAS 1 which changed the grouping of items presented in other comprehensive income. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) have to be presented separately from items that will never be reclassified. The adoption of the amendment had no impact on the Corporation’s financial position or performance.

NEW IFRS STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements are discussed under Note 4 of the financial statements for the year ended October 31, 2012.

Risk Factors

Resource exploration is a highly speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risk, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial mining operation.

Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection; (iv) First Nations negotiations and agreements; and (v) technological risks and changes. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may affect the Corporation’s ability to raise equity financing for its capital requirements.

Reference is made to the section of the Corporation’s Annual Information Form entitled “Risk Factors” for a discussion of the risk factors applicable to the Corporation and its business.

Disclosure Controls and Internal Controls over Financial Reporting

Management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that all material information relating to the Corporation has been made known to them and has been properly disclosed in the Corporation’s annual and interim filings and other reports filed or submitted under applicable Canadian and United States securities laws.

Management of the Corporation, with the participation of the CEO and the CFO, has evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures as at October 31, 2012. Based on this evaluation, the CEO and the CFO have concluded that the Corporation’s disclosure controls and procedures were effective as of October 31, 2012 to provide reasonable assurance that information required to be disclosed in the Corporation’s annual filings and other reports filed or submitted were recorded, processed, summarized and reported within the time period specified in those rules.

An evaluation was carried out by management on the effectiveness of the Corporation’s internal controls over financial reporting as at October 31, 2012 using the framework and criteria established by the Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal controls over financial reporting was effective as at October 31, 2012.

There have been no changes in the Corporation’s internal controls over financial reporting during the quarter ended January 31, 2013 that materially affected, or are reasonably likely to affect, the Corporation’s internal controls over financial reporting.

Presentation of Mineral Reserve and Resource Information

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“Nl 43-101”). Nl 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including Nl 43-101, differ significantly from the requirements of the SEC and reserve and resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally permits issuers to report mineralization that does not constitute “reserves” by SEC standards only as in-place tonnage and grade without reference to unit measures. The requirements of Nl 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Quest in compliance with Nl 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Other Information

Additional information on the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on the Corporation’s website at www.questrareminerals.com.